Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer
New Gold Inc. (“New Gold” or “the “Company”) Suite 3510, 181 Bay Street Toronto, Ontario M5J 2T3

Item 2.	Date of Material Change
September 12, 2018

Item 3.	News Release
A press release with respect to this material change report was issued by New Gold on September 12, 2018 through Canadian Newswire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change
On September 12, 2018, New Gold announced the appointment of President and CEO.

Item 5.	Full Description of Material Change See press release attached as Schedule A.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The report is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted.

Item 8.	Executive Officer
Lisa Damiani, General Counsel, Vice President, Government Relations and Corporate Secretary
(416) 324-6000

Item 9.	Date of Report
September 18, 2018

SCHEDULE A

New Gold Announces Appointment of President and CEO

TORONTO, Sept.12, 2018 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) has appointed Renaud Adams as the new President and Chief Executive Officer of the Company, effective September 12, 2018.  Mr. Adams replaces Raymond Threlkeld, a director of New Gold who stepped in and led the company since his appointment in May 2018.

Mr. Adams has 25 years of experience in the mining industry.  He was the President and Chief Executive Officer of Richmont Mines Inc. from 2014 until the sale of the company to Alamos Gold in November 2017.  During Mr. Adams' time at Richmont Mines, production at the company's principal mine more than doubled, mineral reserves more than tripled, and costs were reduced to make the Island Gold Mine in Ontario one of the lowest cost operating underground mines in the Americas. From 2011 to 2014, Mr. Adams was the Chief Operating Officer at Primero Mining Corporation, and prior to that he was with IAMGOLD Corporation from 2007 to 2011 as the General Manager of the Rosebel mine in Suriname and then the Senior Vice President, Americas Operations.  Prior to IAMGOLD, Mr. Adams held various senior operations positions at mining operations located in the Americas.  Mr. Adams is also a director of GT Gold Corp. and Ascendant Resources Inc.  Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University in Quebec, Canada.

In addition, Mr. Threlkeld has resigned his seat on the Board of Directors, and Mr. Adams has been appointed to the Board, effective September 12, 2018.

"We are very pleased that Renaud will be joining our team as President and CEO," stated Ian Pearce, Chair of the Board of New Gold. "His extensive experience in the gold sector and operational background will be of tremendous benefit, and his proven track record of delivering on production and costs will be invaluable as we advance the Company's corporate strategy."

"I am excited to be working with the team at New Gold," stated Mr. Adams. "l look forward to the significant opportunities we have as we continue to improve operational performance at Rainy River, increase cash flow at all operations, and create value for our shareholders through a disciplined approach to both productivity and value creation from our portfolio of long-life assets."

"On behalf of New Gold and the Board of Directors, I would like to thank Ray for stepping in over the last few months. His dedication and significant contributions over the past twelve years with New Gold and its predecessor companies have been instrumental in ensuring the success of the Company. We appreciate Ray's willingness to support Renaud during the transition, and wish Ray great success in his future endeavours," added Mr. Pearce.

About New Gold Inc.

New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

View original content:http://www.prnewswire.com/news-releases/new-gold-announces-appointment-of-president-and-ceo-300710919.html

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2018/12/c5504.html

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, TF: 1-888-315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 07:00e 12-SEP-18